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                           May 7, 2024

       Nathan Puente
       Chief Executive Officer and Director
       Lelantos Holdings, Inc.
       3690 W. El Moraga Place
       Tucson, AZ 85745

                                                        Re: Lelantos Holdings,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 23,2024
                                                            File No. 024-12414

       Dear Nathan Puente:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2024 letter.

       Amendment 1 to Form 1-A filed April 23, 2024

       Cover Page

   1. You state here that there is no minimum number of shares required to be purchased by each investor. However,
Section 1.(a) of your Subscription Agreement provides that the the minimum number of
shares that an investor may purchase is 10,000 shares for a
                                                        subscription price of
$2,000. Accordingly, please revise.
 Nathan Puente
FirstName  LastNameNathan  Puente
Lelantos Holdings, Inc.
Comapany
May  7, 2024NameLelantos Holdings, Inc.
May 7,
Page 2 2024 Page 2
FirstName LastName

Offering Circular Summary
The Company
Business Overview
Eco Management Systems, page 7

2. We note your investment in Eco Management Systems valued at $3.0 million. Please provide a detailed legal analysis explaining why you believe you are
not an    investment
         company    as defined in the Investment Company Act of 1940. Please
tell us which
         exclusions from the 1940 Act you are relying on (if any) and provide us with a detailed legal analysis supporting your determination that an exclusion is available to you. Your analysis should include all facts upon which your determination is based. Please note that we may have further comments after reviewing your response.
3. Revise to disclose the material terms of the Equity Purchase Agreement entered into for the purchase of Eco Management Systems including the consideration paid, that the original equity holders will retail full operational control and revenue and profits from the business activities. Also clarify that you are not guaranteed any revenue or dividends from the operations of Eco Management Systems.
Risk Factors
Our officers and directors have significant control over business matters..., page 13

4. We note your response to our prior comment 2. You state here that Nathan Puente owns
         99% of the Class A Preferred Shares and that management controls approximately 59.81%
         of the Class B Preferred Shares which result in a conversion of up to 74,762,500 common shares. However, on the cover page, you disclose that currently your officers and directors own Preferred B shares that would equal 55,000,000 common shares held by three shareholders, including Nathan Puente. Please revise your disclosure here and on the cover page to specifically state the number of each class of preferred shares held by your directors, officers and affiliates and quantify their voting power.
Item 14: Securities Being Offered
Convertible Promissory Notes, page 38

5. You disclose here you have four promissory notes outstanding totaling $2,058,600. You have only attached as exhibits, two convertible notes representing an aggregate principal amount of $100,000. Please file the remaining promissory notes. Preferred Stock, page 38

6. We note your response to our prior comment 3. However, your disclosure here continues to suggest that you have one class of authorized preferred stock. Please revise your disclosure here to clarify that you have three classes of authorized and issued shares of preferred stock.
 Nathan Puente
Lelantos Holdings, Inc.
May 7, 2024
Page 3
Exhibits

7. Your legal opinion does not express an opinion on the law of any state other than New
      York despite your status as a Florida corporation. Please submit a revised legal opinion to address this issue.
       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any questions.



                                                           Sincerely,
FirstName LastNameNathan Puente
                                                           Division of
Corporation Finance
Comapany NameLelantos Holdings, Inc.
                                                           Office of Energy &
Transportation
May 7, 2024 Page 3
cc:       Patrick Ryan Morris
FirstName LastName